UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	2 December 2021

Release Number	32/21

Unification of BHP’s Dual Listed Company (DLC) structure

A video presentation by BHP CEO, Mike Henry, on the rationale and benefits of unification is available on BHP’s website at: https://www.bhp.com/investors/presentations-events/presentations-and-briefings

A copy of the presentation is attached.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: + 61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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Unification of BHP’s DLC structure December 2021

Disclaimer The information in this presentation is current as at 2 December 2021. It is in summary form and is not necessarily complete. Further information regarding unification (including a detailed timetable and more information on the advantages, disadvantages and risks associated with unification) will be provided to BHP shareholders in a Shareholder Circular and UK Prospectus. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: plans, strategies and objectives of management; approval of certain projects and consummation of certain transactions; unification, including but not limited to, the perceived benefits of unification and expectations around the financial impact of unification on the BHP Group; future performance and future opportunities; provisions and contingent liabilities; and tax and regulatory developments or approvals. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this release are not guarantees or predictions of future performance or outcomes, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results or outcomes to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. For further information concerning risks associated with Unification, please refer to the risk factors to be disclosed in the Shareholder Circular. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 62—77 of the BHP Results for the year ended 30 June 2021. No offer of securities Nothing in this presentation should be construed as either an offeror a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. Notice to overseas shareholders The distribution of this presentation into a jurisdiction other than the United Kingdom or Australia may be restricted by law and therefore persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the BHP to distribute this presentation in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, this presentation may not be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Notice to US investors The securities to be issued by Limited in connection with Unification have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Any securities to be issued if Unification is completed are anticipated to be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the High Court of Justice in England and Wales. Unification of BHP’s DLC structure December 2021 2

Unification is in best interests of BHP shareholders

The Board unanimously recommends shareholders vote in favour

Unification of Dual Listed Company structure

- Plc shareholders entitled to receive one Limited share for each Plc share they own
- Unification will be implemented by way of a UK scheme of arrangement whereby BHP Limited will acquire all shares in BHP Plc
- Subject to shareholder approval, UK court sanction and remaining regulatory approvals

Next steps

- Shareholder documentation, including an Independent Expert Report, will be available via the BHP website on or around 8 December 2021
- Plc and Limited shareholder Meetings expected to be held 20 January 2022
- If all conditions to unification are satisfied, completion is expected on 31 January 2022

BHP Group structure immediately after Unification


Unified BHP shareholders
Comprising pre-Unification Plc shareholders and Limited shareholders[1]
Limited
Listing on ASX
Standard listing on LSE
Secondary listing on JSE
NYSE listed ADR program
BHP assets

Unification of BHP's DLC structure
December 2021
3
BHP

Setting up BHP for the future

Unification will create a more simple, more agile BHP with greater strategic flexibility

Simplification

A natural extension of initiatives on our portfolio, makes BHP more efficient

Strategic flexibility

Improves BHP's flexibility to continue to reshape its portfolio, such as the merger of BHP Petroleum with Woodside

Streamlined dividend arrangements

Dividends will continue to be paid in shareholders' local currency[2] but Limited will no longer have to make dividend payments to Plc

A single global share price

BHP shares traded on the ASX, LSE and JSE would be interchangeable without the historical price differential between Limited and Plc shares[3]. The ASX has historically traded on higher valuation multiples than the LSE

Unification of BHP's DLC structure
December 2021
4
BHP

Shareholders can continue to invest on existing exchanges No change to dividend policy, dividend currency or commitment to retail shareholder engagement Retail investors inPosition does not change LimitedBHP’s ability to fully frank dividends will remain unchanged Continue to be able to buy/sell BHP shares on the LSE4 and JSE Retail investors inUK and South African shareholders can continue to receive their dividends in pounds or rand respectively Plc Continue to be able to vote on shareholder resolutions and participate in AGMs5 Retail investors that ownNo change to Limited ADS holders US ADSsPlc ADS holders will receive new Limited ADSs on a 1-1 basis in the same way they hold their existing Plc ADSs Unification of BHP’s DLC structure December 20215

Right time to unify

Payments from Limited to Plc to fund dividends have increased, consuming franking credits. Unification costs have fallen.

Reduction in Plc earnings contribution
(%, Underlying EBIT)



50
25
0
FY01[6]
FY21[7]

Substantial growth in BHP Group dividends
(US$ billion)



18
9
0
FY01
FY21

Significant reduction in Unification costs[8]
(US$ billion)



2.0
1.0
0.0
~US$1.2 billion reduction
US$350-450m
Before
Now

Unification of BHP's DLC structure
December 2021
6
BHP

BHP’s strong fundamentals are unchanged

Our investment proposition will continue to grow shareholder value and sustainable returns

Operational excellence

- World class assets
- Continuous improvement in culture and capabilities
- Successful project delivery

Disciplined capital allocation

- Strong balance sheet
- Embedded Capital Allocation Framework
- Pipeline of organic opportunities

Value and returns

- Sustainability and social value industry leadership
- Increasing exposure to future facing commodities
- Strong shareholder returns

Unification of BHP’s DLC structure
December 2021
7
BHP

Appendix

Footnotes 1. Slide 3: Includes pre-Unification holders of Plc ADSs and Limited ADSs, representing shares of Plc and Limited respectively. 2. Slide 4: Shareholders will continue to have dividends paid in the currency they have elected prior to Unification. 3. Slide 4: There are not expected to be any material differences in the respective share prices on each exchange when adjusted for currency differences. 4. Slide 5: UK shareholders who hold their shares as nominees or through investment funds should speak directly to their ISA manager or fund manager respectively, to assess the implications 5. Slide 5: The manner in which, and extent to which, shareholders can attend and vote at the AGM will depend on the way in which they hold their Limited shares following unification. 6. Slide 6: FY01 represents Plc’s share of Profit from ordinary activities before income tax, sourced from the Proforma Consolidated Statement of Financial Performance for FY01. Excludes allocation of Proforma adjustments. 7. Slide 6: FY21 represents reported Underlying EBIT contribution from assets held under BHP Group Plc, where these are individually reported in the asset tables, as a percentage of Underlying EBIT for the Group (excluding Underlying EBITDA from third party products, inter-company, statutory adjustments or group and unallocated). 8. Slide 6: Reduction in transaction costs is predominantly due to the restructure of BHP Billiton Marketing Asia following settlement of the transfer pricing dispute with the ATO and the recently updated assessment of the likelihood of recovering NSWEC associated tax losses. Unification of BHP’s DLC structure December 2021 9

Unification overview, timeline and approvals

Prospectus and Shareholder Circular published in December ahead of shareholder votes in January

	On or around 8 December 2021 (UK time)	20 January 2022	31 January 2022
Indicative key dates	• Publication of the Shareholder Circular, (including Independent Expert Report and notice of meetings), Prospectus and JSE Pre-Listing announcement, via BHP's website	• Limited General Meeting • Plc General Meeting and Scheme Meeting	• Target completion date

Outstanding approvals

- Approval of Unification at both Plc and Limited shareholder meetings
- Court sanction of the UK scheme of arrangement
- Approval of the National Treasury of South Africa and an outstanding competition regulatory clearance

Implementation

- Unification will be implemented by way of a UK scheme of arrangement whereby BHP Group Limited will acquire all shares in BHP Group Plc
- Plc shareholders will be entitled to receive one new Limited share in exchange for each Plc share they own[1]
- Implementation requires both Limited and Plc shareholder support
  - special resolutions requiring approval by at least 75% of votes cast by Limited and Plc shareholders
  - Plc UK scheme of arrangement requires approval by both a simple majority by number of Plc shareholders voting and Plc shareholders representing 75% of the votes cast

Ownership

- Limited and existing Plc shareholders would have equivalent economic and voting interests in BHP post unification as they do under the current DLC structure

1. The nature of the tradeable interest will differ in each jurisdiction.

Unification of BHP's DLC structure
December 2021
10
BHP

Unification impact on corporate structure

Unification will be implemented by way of UK scheme of arrangement, whereby BHP Group Limited will acquire BHP Group Plc



Current Structure
Ltd Shareholders
~58% combined shares
BHP Ltd
ASX primary listing; NYSE Level II ADR
DLC Sharing Agreement
Plc Shareholders
~42% combined shares
BHP Plc
LSE primary listing; JSE secondary listing; NYSE Level II ADR
Ltd Operations
Assets
WAIO
Escondida
Olympic Dam
BMA
Samarco
Petroleum[1]
BMC[1]
Jansen
Plc Operations
Assets
Pampa Norte
Antamina
NSWEC[2]
Cerrejon[1]
Proposed Structure
Ltd & Plc Shareholders
BHP Ltd
ASX primary listing; LSE standard listing; JSE secondary listing; NYSE Level II ADR
Ltd & Plc Operations
Assets
WAIO
Escondida
Olympic Dam
BMA
Antamina
Pampa Norte
Samarco
Jansen
NSWEC[2]

1. BHP has signed agreements to divest its 33.3 per cent interest in Cerrejón and 80% interest in BMC, and separate its Petroleum business.
2. The review process for NSWEC is progressing, in line with the two-year timeframe announced in August 2020. BHP remains open to all options and continues consultation with relevant stakeholders.

Unification of BHP's DLC structure
December 2021
11
BHP

Unification will eliminate DLC dividend arrangements

Limited is currently funding the majority of Plc dividends given recent portfolio changes and growth in dividends

- Under the DLC Structure, Limited and Plc are required to pay the same per share cash dividends to their shareholders
- Historically, both Limited and Plc were able to fully fund dividends from their own earnings
- However, in recent years, with the reduction in Plc's earnings and the growth in BHP's dividends, significant dividend payments have been made from Limited to Plc via the DLC Dividend Share ("DDS")
- Existing DLC structure expected to require ongoing dividend payments from Limited to Plc resulting in increased consumption of franking credits
  - Any dividends paid from Limited to Plc must be franked to the same extent as dividends on Limited shares, meaning that should the DLC structure continue, Limited would be expected to continue to pay a material quantum of fully franked dividends to Plc
  - Plc cannot use those franking credits, nor can it distribute them to its shareholders
- Unification will remove the DLC-related dividend arrangements and result in all BHP dividends (and associated franking credits) being paid directly to all BHP shareholders

Plc earnings contribution has fallen…
(%, Underlying EBIT)



50
25
0
FY01 1
FY21 2

…as BHP Group dividends have grown
(US$ billion)



18
9
0
FY01
FY21

1. FY01 represents Plc's share of Profit from ordinary activities before income tax, sourced from the Proforma Consolidated Statement of Financial Performance for FY01. Excludes allocation of Proforma adjustments.
2. FY21 represents reported Underlying EBIT contribution from assets held under BHP Group Plc, where these are individually reported in the asset tables, as a percentage of Underlying EBIT for the Group (excluding Underlying EBITDA from third party products, inter-company, statutory adjustments or group and unallocated).

Unification of BHP's DLC structure
December 2021
12
BHP

Unification will not change ability to fully frank dividends

Unification eliminates DLC Dividend arrangements, enables all dividends and franking credits to be paid directly to shareholders

Franking credit (FC) balance and significant generation of credits from strong operations will sustain franked returns
(US$ billion, franking credit balance[1])



36
18
0
FY16-20
FY21
FY16 opening FC balance
FC generation from operations
FC distributed through dividends
FC consumed funding Plc dividends
FC distributed through buy-backs
FY21 closing FC balance
FY16 – FY21

Unification prior to BHP Petroleum merger with Woodside allows more franking credits to be directly distributed to Limited shareholders
(US$ billion, franking credit movement from Woodside merger[2])



8
4
0
Pre unification
Post unification
FCs distributed directly to Limited shareholders through merger
FCs consumed through merger (DDS payment to replenish Plc retained earnings)
FCs consumed through merger (In-specie distribution to Ltd shareholders)

1. All balances have been translated using an exchange rate of AUD/USD 0.75.
2. Based on Woodside share price as at 26 November 2021.

Unification of BHP's DLC structure
December 2021
13
BHP

A single global share price

The ASX has historically traded on higher valuation multiples than the LSE

ASX P/E multiples have consistently traded at a premium over the FTSE[1,2]



17.2 x
15.2 x
16.2 x
14.2 x
17.4 x
14.6 x
18.3 x
14.6 x
19.2 x
14.4 x
BHP 10 year average P/E
10 year average
5 year average
3 year average
1 year average
Limited
Plc
S&P/ASX 200
FTSE 100

Indexes have a similar composition



S&P/ASX200²
FTSE100²
Energy and materials
Financials
Consumer
Healthcare
Real estate
Industrials
Communications
Technology
Utilities
Unclassified

1. There are a number of potential explanations for the differential, including market differences, differences in the profiles of index constituents and the fact that dividends on many Australian shares carry franking credits.
2. Source: Bloomberg as at 26 November 2021.

Unification of BHP's DLC structure
December 2021
14
BHP

Offsetting index flows

Increased weighting on the ASX will likely create demand for Limited shares mitigating the removal from other indices

- The expected increase in BHP's S&P/ASX indices weighting and removal from FTSE UK Index Series may result in increased trading in BHP shares in the short term
- Unification is expected to result in index related buying and selling that will offset to some extent
  - Currently ~15% of Plc's share register and ~20% of Limited's share register are held by passive index funds
- The number of Limited shares on the ASX will increase by ~72% as 2.1 billion of Plc shares are exchanged for Limited shares which will result in an increased weighting in the S&P/ASX 200 index
- Significant liquidity in BHP's shares and the ASX will assist in the absorption of temporarily heightened flows

BHP shareholder composition (pre-Unification)[1]



Plc
15%
20%
8%
35%
6%
16%
Limited
20%
25%
17%
33%
5%
Index funds
Active UK (Plc)
Active South Africa (Plc)
Active Australia (Ltd)
Active (Rest of World)
Retail
Other

1. Estimated based on BHP's shareholder register as at 29 October 2021.

Unification of BHP's DLC structure
December 2021
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BHP

High standards of governance maintained BHP will remain committed to maintaining high standards of corporate governance The BHP Board’s approach to corporate governance matters will be broadly consistent with the current approach Post-Unification, while BHP will no longer be required to comply or explain non-compliance with the UK Corporate Governance Impact ofCode, BHP will remain subject to: Unification–the ASX Listing Rules, Corporate Governance Council Principles and Recommendations and the Corporations Act –the UK Listing Regime for Standard Listings –the US Exchange Act, the US Sarbanes-Oxley Act and NYSE listing standards applicable to it as a foreign private issuer BHP shareholders will be afforded a number of protections by law as noted above, including relating to (but not limited to): Restrictions on non-pro rata issues of new shares Takeovers Capital management – capital reductions and share buy-backs Significant changes in nature or scale of activities Best practice Directors remuneration Disclosure of substantial shareholdings protections Transactions involving directors and other related parties Protection of minority shareholders BHP also intends to take further voluntary actions to maintain its high standards of corporate governance, such as committing to hold annual re-elections of all Non-Executive Directors Unification of BHP’s DLC structure December 202116

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 2, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary